

October 10, 2012

<u>Via E-mail</u>
Terrance J. Lillis
Senior Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

  Re: Principal Financial Group, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 15, 2012
    File No. 001-16725

Dear Mr. Lillis:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Joel Parker

       Joel Parker
       Accounting Branch Chief